SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated March 7, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated March 7, 2017, the company informed that it has convened an Ordinary General Shareholders' Meeting for April 5, 2017 at 11:00 am, outside the company's headquarters in Bolívar 108 1st Floor, City of Buenos Aires, in order to consider the payment of an anticipated dividend in cash for the amount of $ 310,000,000.- (three hundred and ten million pesos) .- charged to the current year, and in proportion to the respective holdings of the shareholders.

The notice of call is transcribed below:

IRSA PROPIEDADES COMERCIALES SA

Authorized by Decree of the PEN of 29-8-1889, inscribed Nº126 Fº268 Special LIV, and registered in the Public Registry of Commerce of the Autonomous City of Buenos Aires -according to the law 19,550- on 27-2-76 Nº 323 Fº6 Lº85, TºA de S.A. National convenes an Ordinary General Shareholders' Meeting for April 5, 2017 at 11:00 am outside the company's headquarters in Bolívar 108 1st floor, Autonomous City of Buenos Aires according to the following agenda:

1.- Election of two shareholders to sign the minutes.

2.- Consideration of the payment of an anticipated cash dividend, charged to the current year for up to the sum of THREE HUNDRED AND TEN MILLIONS ($ 310,000,000.-) and consideration of the special balance closed at December 31, 2016 taken as the basis for calculation. Authorizations and other documentation in accordance with current legislation.

Note: The registration of book-entry shares is carried out by Caja de Valores S.A. (CVSA) domiciled on 362 25 de Mayo street, Autonomous City of Buenos Aires so that in order to attend the meeting, they must obtain a record of the account of notary shares carried by CVSA and present it for deposit in Florida 537 floor 18 ° CABA from 10 a.m. to 5:00 p.m. until 30.03.2017. Proof of admission to the Assembly will be given. In accordance with the provisions of the article 22 of chapter II of title II of the CNV T.O. 2013 at the time of registration to participate in the meeting, the following information must be provided by the holder of the shares: name and surname or full corporate name; type and number of identity document of natural persons or registration data of legal entities individualizing the registry before which they are registered and their jurisdiction; Address with an indication of their character. Identical data must be provided by the representative of the holder of the shares attending the Assembly. In addition, the Shareholders are reminded that pursuant to the provisions of article 24 of Chapter II of Title II of the CNV T.O. 2013, when the shareholders are companies incorporated abroad in any form or modality must inform at the time of registration to participate in the Assembly the final beneficiaries holding the shares that make up the share capital of the foreign company and the amount of shares that will vote with. The representative appointed to carry out the vote at the meeting must be registered under the terms of article 118 or 123 of the LGS. Eduardo Sergio Elsztain President elected by Minutes of Assembly of 10/30/2015 and Directory of distribution of charges of 02.11.2015.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: March 8, 2017